Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 31, 2018

Mr. Keith A. Gregory, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 209 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 209”)

Dear Mr. Gregory:

This letter responds to comments you provided in a telephonic conversation with me on Friday, October 12, 2018, with respect to Amendment No. 209. Amendment No. 209 was filed on August 29, 2018 and included disclosure with respect to the SPDR Portfolio Total Stock Market ETF, SPDR Portfolio Large Cap ETF, SPDR Portfolio Small Cap ETF, SPDR Portfolio Short Term Treasury ETF, SPDR Bloomberg Barclays Intermediate Term Treasury ETF, SPDR Bloomberg Barclays Corporate Bond ETF and SPDR Nuveen S&P High Yield Municipal Bond ETF (each, a “Fund” and collectively, the “Funds”), each a separate series of the Registrant, as set forth in the Prospectuses and Statements of Additional Information (“SAIs”) filed as part of Amendment No. 209.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 209. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 209.

1.

Comment: With respect to Response #15 in the Registrant’s letter dated October 26, 2018 (the “Initial Response Letter”), the Staff reiterates the comment with respect to the SPDR Portfolio Large Cap ETF and SPDR Portfolio Small Cap ETF to please disclose the market capitalization range of companies comprising the respective Index in “The Fund’s Principal Investment Strategy” section. The Staff draws the Registrant’s attention to note 43 of the Rule 35d-1 Adopting Release which indicates a fund should define the terms used in its name in discussing its objectives and strategies in the prospectus.

Response: The Registrant notes that the SPDR Portfolio Large Cap ETF and SPDR Portfolio Small Cap ETF do not use a market capitalization range to define “Large Cap” and “Small Cap” securities and therefore does not believe inclusion of a range is appropriate. The Registrant further notes the Funds consider “Large Cap” and “Small Cap” securities to be those included in the respective Index each Fund tracks and each “The Fund’s Principal Investment Strategy” section currently describes the selection criteria for inclusion in the respective Index.

2.

Comment: With respect to Response #17 in the Initial Response Letter, please include disclosure of the SPDR Portfolio Large Cap ETF and SPDR Portfolio Small Cap ETF’s Rule 35d-1 80% policy in the respective “The Fund’s Principal Investment Strategy” section and not the “Additional Strategies Information” section. The Rule 35d-1 Adopting Release contemplates that a reasonable definition of the terms used in a fund’s name should be defined and disclosed in the principal strategies section of its prospectus. Please see notes 15 and 43 of the Rule 35d-1 Adopting Release. Please note that this comment also applies to Responses #29 and #31 with respect to the SPDR Portfolio Short Term Treasury ETF, SPDR Bloomberg Barclays Intermediate Term Treasury ETF, SPDR Bloomberg Barclays Corporate Bond ETF.

Response: The Registrant believes the current placement of the disclosure describing the Funds’ Rule 35d-1 80% policies in the “Additional Strategies Information” section is appropriate. The Registrant notes that each “The Fund’s Principal Investment Strategy” section includes the following statement, which is (1) fundamental to the Funds operating as index funds and (2) consistent with the Registrant’s exemptive relief to operate ETFs: “Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index.” In addition, each “The Fund’s Principal Investment Strategy” section describes what the respective Index is designed to measure, which is consistent with the respective Fund’s name (e.g., the performance of the large-capitalization segment of the U.S. equity market). As a result, the Registrant believes the current disclosure in each “The Fund’s Principal Investment Strategy” section provides the same information as stating a Fund’s Rule 35d-1 80% policy, and more appropriately reflects that each Fund is an index fund. The Registrant further believes that including a second 80% policy in each “The Fund’s Principal Investment Strategy” section would be redundant and arguably confusing for a reader.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.
W. John McGuire, Esq.